Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our forecasted level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to meet our targets for production and revenue;

●	our plans to continue to invest in research and development to develop technology for both existing and new technology;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our patents and other intellectual property;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to retain key executive members;

●	our ability to educate the industry on our microturbine technology;

●	interpretations of current laws and the passages of future laws;

●	litigation; and

●	those risks detailed in the section titled “Risk Factors” in our Registration Statement on Form F-1 (File No. 333-294225), as amended, or the Registration Statement, which we filed with the Securities and Exchange Commission, or the SEC, on March 12, 2026.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our Registration Statement and the other risk factors discussed from time to time by us in reports filed with or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “TurboGen” refer to TurboGen Ltd. Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. Unless otherwise noted, all translations from NIS to U.S. dollars in this prospectus were made at a rate of NIS 2.978 for $1.00, the exchange rate as of June 30, 2026, published by the Bank of Israel. We prepare and report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

Founded in 2014 in response to the need to technologically address the threat of climate change, we develop CHP systems based on microturbines. The application of these microturbines is for the local production of electricity, energy, and heat for the built environment.

Upon completion of our research and development, we will transition to manufacturing and installing our first developed microturbine system, the TG-40, which produces up to 40 KW of electrical energy and up to 60 KW of heat. We are designing the TG-40 prototype to be highly efficient at producing energy. We are currently developing the TG-40 for the purpose of lowering production, assembly, and maintenance costs, which will enable us to increase the number of potential installation sites, in part due to its low weight and agile modularity, compared to existing solutions in the 40 KW to 1 MW range. In December 2025, we entered into a supplier agreement with a European company for the planned scaled production of our TR3200 microturbine system. As of the date of this Report of Foreign Private Issuer on Form 6-K , we have placed an order for twelve systems, three of which are expected to be installed in fourth quarter of 2026, and an additional nine over the next twelve months. In addition, we are in the process of negotiations with one European Union-based company and one United States-based company for research and development stage of a range of technologies related to our CHP systems.

In addition to our TG-40 system and TR3200 system, we completed the assembly of our first TR8000 system, an 80 KW system designed for large buildings and micro data centers, and are developing new mobile and stationary microturbine systems ranging from 28 KW to 100 KW.

As of the date of this Report of Foreign Private Issuer on Form 6-K, we are a development stage company that possesses production capacity intended solely for demonstration purposes and we have not generated any revenues. However, we are in the process of transitioning from development to commercial production and are preparing for commercialization of our products.

As part of our transition into scaled production, we are refining and adapting our systems to the requirements of the production lines, assembly capabilities, and the applicable standards and regulations in the United States and Europe. Accordingly, the technical data of our systems, including power output, weight, and efficiency rates, may change and be updated compared to the initial development specifications, depending on the model produced, its type, and additional requirements.

We believe that our microturbine technology can address four main interconnected challenges: the increasing difficulty in maintaining legacy energy infrastructures, including electrical transmission grids; the increasing demand for electricity, the rising importance in highly energy-intensive infrastructure projects such as building, small server farms or small data centers and maintaining their operational resiliency, and the increasing electrification of power sources; the demand for cost efficiency in energy sources; and the reduction of carbon emissions.

We expect to market and sell our microturbines to owners and developers of building clusters, such as office buildings, residential buildings, hospitality buildings, “off-grid consumers,” and server farms. Our primary target markets are those that possess advanced natural gas grids, such as the United States and countries in the European Union.

We aim to become a global leader in the field of local generation of energy, electricity, and heat, as well as in the EMS management. Our systems are designed to incorporate natural gas, landfill gas, diesel and hydrogen in varying compositions to produce energy.

We intend to continue differentiating our products by leveraging our multi-fuel combustion capabilities, high-efficiency turbine compressor units, enhanced modularity, relatively low weight, and reduced operation and maintenance costs. We are offering an EaaS model, under which customers enter long-term agreements to purchase the electricity and heat our systems generate with little to no upfront cost, or, alternatively, may purchase an installed unit at full cost along with a service contract.

Additionally, we plan to offer on-demand integration of our products with existing off-the-shelf market solutions, such as energy storage , heat storage enabling the deployment of a localized micro-grid. This will include comprehensive energy management capabilities that cover both electricity and heat supply to a designated area from multiple sources.

Recent Developments

August 2026 Private Placement

On August 21, 2026, we entered into five separate securities purchase agreements with (i) Kesem Mutual Funds Ltd., (ii) Ari Real Estate (Arena) Investment Ltd., (iii) Pinhas Biton, (iv) Daphna Bram and (v) Moshe Danino, in connection with a private placement, or the August 2026 Private Placement. Pursuant to the securities purchase agreements, each purchaser, agreed to purchase, and we agreed to issue and sell to such purchaser, Ordinary Shares in a private placement in reliance on Regulation S under the Securities Act and, to the extent applicable, Section 4(a)(2) of the Securities Act. In connection with the August 2026 Private Placement, the purchasers separately agreed to purchase, and we separately agreed to issue and sell in private placements, an aggregate of 1,131,616 Ordinary Shares at a purchase price of NIS 13.22 ($4.42) per Ordinary Share, subject to customary adjustments for share splits, share dividends, share combinations and similar transactions, for aggregate gross proceeds of $5 million. The August 2026 Private Placement was subject to the achievement of a specified milestone, or the Milestone, when both (i) the SEC has completed its review of the Registration Statement and has indicated that it has no further comments and (ii) Nasdaq has completed its substantive review of our listing application and has indicated that no further comments or substantive conditions remain outstanding, other than the consummation of the applicable closing and other customary conditions required for final listing approval. The Milestone was achieved on August 28, 2026.

Components of our Operating Results

Our operating expenses consist of three components:

●	Research and Development Expenses, net. Our net research and development expenses consist primarily of salary and compensatory expenses related to our research and development personnel, raw materials, contractors, consultants, travel expenses and depreciation costs.

●	Sales and Marketing Expenses. Our marketing expenses consist primarily of salary and compensatory expenses for our sales and marketing personnel, travel expenses and consultants.

●	General and Administrative Expenses. General and administrative expenses consist primarily of salary and compensatory expenses, consultants, professional services, and travel expenses.

Results of Operations

 To date, we have not generated revenue from the sales of any of our systems, and we do not expect to generate significant revenue until the end of 2026, at the earliest.

The following table sets forth our results of operations for the periods presented:

	Six Months Ended June 30,
	2026	2025
U.S. dollars in thousands	Unaudited
Research and development expenses, net	1,877	642
Sales and marketing expenses	281	203
General and administrative expenses	3,059	1,416
Operating loss	5,217	2,261
Changes in fair value of warrants liabilities and extinguishment of debt	(976)	5,454
Finance expenses (income), net	(66)	(86)
Net loss and comprehensive loss	4,175	7,629

Comparison of Period to Period Results of Operations

Six Months Ended June 30, 2026 and Six Months Ended June 30, 2025

Research and Development Expenses, net

Research and development expenses, net, increased by 192% to $1,877 thousand for the six months ended June 30, 2026, compared to $642 thousand for the six months ended June 30, 2025. This increase was primarily attributable to an increase in expenses related to materials and contractors, which resulted from increased testing on our microturbine technology and preparations to scale our production, as well as an increase in share-based compensation related to options granted to employees and management.

Sales and Marketing Expenses

Sales and marketing expenses increased by 38% to $281 thousand for the six months ended June 30, 2026, compared to $203 thousand for the six months ended June 30, 2025. This increase was primarily attributable to an increase in salaries.

General and Administrative Expenses

General and administrative expenses increased by 116% to $3,059 thousand for the six months ended June 30, 2026, compared to $1,416 thousand for the six months ended June 30, 2025. This increase was primarily attributable to an increase in share-based compensation related to options granted to management in 2026, and professional expenses incurred in connection with our Nasdaq listing. In addition, in the six months ended June 30 2025, we recorded an income of $210 related to a provision from the prior year that was cancelled.

Operating loss

Operating loss increased by 131% to $5,217 thousand for the six months ended June 30, 2026, compared to $2,261 thousand for the six months ended June 30, 2025. This increase was primarily attributable to an increase in share-based compensation expenses related to options granted to management in the six months ended June 30, 2026.

Changes in fair value of warrants liabilities and extinguishment of debt

We recorded an income of $976 thousand in the six months ended June 30 2026, compared to an expense of $5,454 thousand in the six months ended June 30, 2025, as our results for the first six months of 2025 includes extinguishment of debt related to prior loans from Mr. Alex Katz, Mr. Eliot Tannenbaum, Mr. Dov Tannenbaum, and Mr. David Binyamin Greenberg that were converted into equity, while first six months of 2026 includes only change of warrant liability as an income due to a decrease in the Company’s share price as of June 30, 2026.

Financial Expenses (income), net

Financial expenses (income), net was $66 thousand for the six months ended June 30, 2026, compared to $86 thousand for the six months ended June 30, 2025. Financial expenses (income), net for the six months ended June 30, 2026 was attributed to interest income related to bank short term deposits.

Net Loss

Net loss decreased by 45% to $4,175 thousand for the six months ended June 30, 2026, compared to $7,629 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a decrease in changes in fair value of warrants liabilities and extinguishment of debt of $6,430, offset by an increase in general and administrative expenses as described above.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2026, we have funded our operations primarily through fund raisings, convertible loans and grants from the IIA. As of June 30, 2026, we had $7,235 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Net cash used in operating activities	(2,674)	(1,432)
Net cash used in investing activities	(98)	-
Net cash provided by financing activities	5,806	3,717
Effects on cash and cash equivalents from changes in foreign currency rates	223	744
Net increase in cash, cash equivalents and restricted cash	3,257	3,029

Operating Activities

During the six months ended June 30, 2026, net cash used in operating activities was $2,674 thousand, compared to $1,432 thousand used in operating activities during the six months ended June 30, 2025, primarily attributable to payments to trade payables and increase in research and development expenses related to purchases of materials and payments to contractors.

Investing Activities

Net cash used in investing activities was $98 thousand during the six months ended June 30, 2026 compared to $0 thousand during the six months ended June 30, 2025. The cash used in the investing activities was primarily attributable to purchase of property plant and equipment.

Net cash provided by financing activities

Net cash flow provided by financing activities was $5,806 thousand during the six months ended June 30, 2026, compared to $3,717 thousand provided by financing activities during the six months ended June 30, 2025. This increase was primarily attributable to proceeds from the exercise of warrants and options and advance payments from the exercise of warrants.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, warrants, and long-term loans from shareholders. Since December 2022, we have financed our operations primarily through a series of convertible loan arrangements with existing shareholders, directors, and other investors.

Subsequent Restructuring and Settlement Agreements

In October 2025, we entered into a settlement and conversion agreement with Mr. Rappaport, Ms. Zvi, and certain assignees for the conversion of outstanding loan balances. Under these agreements, we agreed to issue 595,744 Ordinary Shares at a conversion price of NIS 6.58 (approximately $2.00) per share, provided that we receive approval of the Ordinary Shares for listing on a tier of The Nasdaq Stock Market and the effectiveness of a registration statement covering the resale of the Ordinary Shares, or the Nasdaq Milestones. Because we did not achieve the milestone relating to the receipt of Nasdaq approval by June 30, 2026, the effective conversion price of these Ordinary Shares was reduced to NIS 2.91 (or approximately $0.88).

In addition, we agreed to allocate to one of the lenders, Mr. Eytan, 1,200,000 warrants to purchase up to 1,200,000 Ordinary Shares exercisable for a period of 12 months from the effective date of this registration statement at an exercise price of $2.00 per share, provided that we achieve the Nasdaq Milestones by June 30, 2026. Because we did not achieve the milestone relating to the receipt of Nasdaq approval by June 30, 2026, pursuant to the agreement with Mr. Eytan, we instead issued 750,000 share rights to Mr. Eytan. On July 1, 2026, the share rights were converted into 750,000 Ordinary Shares following approval from the Tel Aviv Stock Exchange, or TASE.

Equity Related Transactions

On April 6, 2025, we entered into an investment agreement with A.I. Azimuth Capital, Limited Partnership, or Azimuth, pursuant to which we issued 1,118,163 Ordinary Shares for total gross proceeds of $2.9 million. In connection with the transaction, we issued to Flash, 78,252 Ordinary Shares and 200,000 warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 14.00 (approximately $4.20) per share, and 150,000 warrants to purchase up to 150,000 Ordinary Shares at an exercise price of NIS 10.50 (approximately $3.10) per share, as consideration for services rendered in introducing Azimuth to us and facilitating the investment transaction. The warrants are exercisable until October 5, 2026.

On May 13, 2025, we entered into separate investment agreements with two investors, pursuant to which we agreed to issue, by way of private placement, an aggregate of 480,000 Ordinary Shares for total gross proceeds of $2 million. Under the terms of the investment agreements, if we conduct an additional equity financing at an effective share price below NIS 9.42 (approximately $2.80) per share, each investor will be entitled to receive additional Ordinary Shares pursuant to the adjustment mechanism specified therein. In addition, we issued to the investors (i) warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 18.00 (approximately $5.35) per share and (ii) warrants to purchase up to 160,000 Ordinary Shares at an exercise price of NIS 22.50 (approximately $6.70) per share. The warrants are exercisable until November 6, 2026.

On August 21, 2025, our audit committee and board of directors approved, and on November 26, 2025, our shareholders approved, our entry into two separate warrant exercise commitment and registration rights agreements with (i) Mr. Alex Katz, or the Katz Warrant Inducement Agreement and (ii) certain lenders including Mr. Eliot Tannenbaum, Mr. Dov Tannenbaum, and Mr. David Binyamin Greenberg, or the Tannenbaum Group, or the Tannenbaum Warrant Inducement Agreement, pursuant to Section 270(4) of the Israeli Companies Law. We refer to the Katz Warrant Inducement Agreement and the Tannenbaum Warrant Inducement Agreement collectively as the 2025 Warrant Inducement Agreement. Under the 2025 Warrant Inducement Agreement, Mr. Katz and the Tannenbaum Group separately agreed to exercise all warrants held by them no later than two business days following the date on which we inform them that we received approval to list our Ordinary Shares on Nasdaq. In consideration for this commitment, we agreed to register with the SEC 934,627 Ordinary Shares underlying the warrants. On March 24, 2026, the investors under 2025 Warrant Inducement Agreement transferred to us a total amount of $2.7 million on account of the commitment to exercise all warrants held by them. On August 31 2026, on the first day of trading on Nasdaq, the shares were issued.

On August 23, 2025, we entered into a securities purchase agreement with Mr. Alex Katz, or the August 2025 SPA, for the issuance of 921,621 ordinary shares in a private placement of up to $5 million in aggregate gross proceeds, subject to the satisfaction of certain conditions, including the receipt of approval to list our Ordinary Shares on Nasdaq. In connection with the August 2025 SPA, we agreed to grant Mr. Katz registration rights with respect to the resale of the Ordinary Shares. On August 21, 2026, following the passage of the nine-month termination period without receiving approval to list our Ordinary Shares on Nasdaq, or the consummation of the closing, Mr. Katz terminated the August 2025 SPA.

On October 22, 2025, following the approval of our audit committee and board of directors, and on November 26, 2025, following the approval of our shareholders, we entered into the Settlement Agreement, with certain lenders and assignees, including Mr. Zohar Rappaport, Ms. Maayan Zvi, Mr. Pinhas Hertz, and Mr. Ofer Eytan, to settle our obligations under previously issued convertible loan agreements. Under the Settlement Agreement, we agreed to allocate 595,744 Ordinary Shares to the relevant assignees at a conversion price of NIS 6.58 (approximately $2.00) per share, subject to reduction to NIS 2.91 (approximately $0.91, provided that we receive approval of the Ordinary Shares for listing on a tier of The Nasdaq Stock Market and the effectiveness of a registration statement covering the resale of the Ordinary Shares, or the Nasdaq Milestones. Because we did not achieve the milestone relating to the receipt of Nasdaq approval by June 30, 2026, the effective conversion price of these Ordinary Shares was reduced to NIS 2.91 (or approximately $0.91).

In addition, we agreed to allocate to Mr. Eytan, 1,200,000 warrants to purchase up to 1,200,000 Ordinary Shares exercisable for a period of 12 months from the effective date of this registration statement at an exercise price of $2.00 per share, provided that we achieve the Nasdaq Milestones by June 30, 2026. Because we did not achieve the milestone relating to the receipt of Nasdaq approval by June 30, 2026, pursuant to the agreement with Mr. Eytan, we instead issued 750,000 share rights to Mr. Eytan. On July 1, 2026, the share rights were converted into 750,000 Ordinary Shares following TASE approval.

All participating lenders and assignees irrevocably waived any claims relating to the original loan agreements. Depending on subsequent exercises or allocations, the securities issued under the Settlement Agreement may represent approximately 4% of our fully diluted share capital as of the date of the arrangement.

On August 21, 2026, we entered into five separate securities purchase agreements in connection with the August 2026 Private Placement. Pursuant to the securities purchase agreements, each purchaser, agreed to purchase, and we agreed to issue and sell to such purchaser, Ordinary Shares in a private placement in reliance on Regulation S under the Securities Act and, to the extent applicable, Section 4(a)(2) of the Securities Act. In connection with the August 2026 Private Placement, the purchasers separately agreed to purchase, and we separately agreed to issue and sell in private placements, an aggregate of 1,131,616 Ordinary Shares at a purchase price of NIS 13.22 ($4.42) per Ordinary Share, subject to customary adjustments for share splits, share dividends, share combinations and similar transactions, for aggregate gross proceeds of $5 million. The August 2026 Private Placement was subject to the Milestone, which was achieved on August 28, 2026.

Share-Based Compensation

Since our inception, we have granted equity grants to our employees, officers, directors, consultants and service providers to purchase our Ordinary Shares under our 2020 Share Incentive Plan.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of June 30, 2026.

Institution/Government Authority	Approved Grant	Aggregate Amount received up to June 30, 2026
	U.S. Dollars in thousands
IIA	$3,556	$3,642
BIRD Energy	665	665

Current Outlook

As of June 30, 2026, our cash and cash equivalents were approximately $7.24 million, and we had working capital of $1.49 million and an accumulated deficit of $47.66 million. Based upon our currently expected level of operating expenditures and the proceeds from the August 2026 Private Placement and 2025 Warrant Inducement Agreement, we expect that our existing cash and cash equivalents will be sufficient to fund operations through the end of 2027.

We have financed our operations to date primarily through funds raising, convertible loans, grants from the IIA and exercise of options from investors.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development and manufacturing of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, and commercializing our products. Until we can generate recurring revenues and profit, we expect to satisfy our future cash needs through debt and equity financings. However, there is no assurance that we will be successful in accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of our products or be unable to expand our operations, as desired. We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. Even if we raise the proceeds in the future, we do not believe that such proceeds will be sufficient to complete all research and development activities necessary to commercialize our product candidates.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with grants received from IIA and BIRD. As of June 30, 2026, we had received aggregate grants of approximately $3.6 million from the IIA and approximately $665 thousand from BIRD. With respect to the royalty-bearing grants, we are required to pay annual royalties to the Israeli government at rates ranging from 3% to 5% on revenues derived from the use of technologies developed under IIA, the Israeli Ministry of Economy and Industry, and the Israeli Ministry of Energy programs. Royalty payments are required only to the extent that revenues are generated from the funded technologies and are payable up to the total amount of grants received, together with interest. Grants approved prior to June 30, 2017 bear the annual interest rate applicable at the time of approval. Grants approved thereafter generally bear interest based on the 12-month Secured Overnight Financing Rate (SOFR) (or an alternative rate published by the Bank of Israel) plus 0.71513%, and grants approved after January 1, 2024 bear the higher of (i) 12-month SOFR plus 1% or (ii) a fixed annual interest rate of 4%. In addition, under the BIRD Energy program, we are obligated to pay annual royalties at a rate of 5% of revenues derived from technologies developed under that program, up to a maximum repayment cap of 150% of the grant amount, subject to the terms of the applicable agreement with the BIRD Foundation. Our obligations to repay grants received under the IIA and BIRD Energy programs are contingent upon the generation of revenues from the funded technologies, and no repayment obligation is required in the absence of such revenues.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate on an ongoing basis its assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

We believe the following assumptions and estimates are most critical to understanding and evaluating our reported financial results.

Share-based compensation

We measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include options, and performance-based awards. We amortize such compensation amounts, if any, over the respective service periods of the award, or based on the performance conditions, or immediately in some cases. We use the Black-Scholes Model, an acceptable model in accordance with ASC 718, Compensation-Stock Compensation, to value options. Option valuation models require the input of assumptions, including the expected life of the stock-based awards, the estimated stock price volatility, the risk-free interest rate, and the expected dividend yield. The risk-free interest rate assumption is based upon the yield from Israel Treasury zero-coupon bonds with an equivalent term. Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the term of the award. Our calculation of estimated volatility is based on historical stock prices over a period equal to the expected term of the awards. The average expected life of options was based on the contractual terms of the stock option using the simplified method. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. We recognize the compensation expense for share-based compensation granted based on the grant date fair value estimated in accordance with ASC 718. We generally recognize the compensation expense over the employee’s requisite service period. We account for forfeitures when they occur.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in short term deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS/Euro exchange rates.

JOBS Act Accounting Election

We are an “emerging growth company.” Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.